Exhibit 99.1

Onion Global Limited Announces Change of Auditor

GUANGZHOU, China,  February 3, 2022 – Onion Global Limited (NYSE: OG) (“Onion Global” or the “Company”), a next-generation lifestyle brand platform that incubates, markets and distributes the world’s fresh, fashionable and future brands to young people in China and across Asia, today announces the appointment of Shandong Haoxin Certified Public Accountants Co., Ltd. (“Haoxin”) as the Company’s independent registered public accounting firm, succeeding Ernst & Young Hua Ming LLP (“E&Y”), the Company’s prior independent registered public accounting firm.

The appointment of Haoxin was made after a careful and thorough evaluation process and has been approved by the audit committee of the board of directors of the Company.

E&Y has served as the Company’s independent registered public accounting firm since 2020, and the audit reports of E&Y on the Company’s consolidated financial statements have contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2019 and 2020 and the subsequent period prior to our engagement of Haoxin, there has been no (i) “disagreements” (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions therein) with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused it to make reference to the subject matter of the disagreements in its report on the consolidated financial statements for such periods; or (ii) “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F, except that E&Y had discussed with our Board and the Audit Committee of our Board regarding (a) as previously disclosed by us, in connection with the audits of the Company’s consolidated financial statements for each of the three years ended and as of December 31, 2018, 2019 and 2020, two material weaknesses in our internal control over financial reporting related to lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and the SEC rules, and lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and the SEC reporting requirements; and (b) a purchase transaction for which the Company made a cash prepayment in the amount of US$45 million in 2021 to a new inventory supplier from whom a large portion of the prepaid inventory had not yet been received as of December 31, 2021. E&Y is authorized to discuss these matters with Haoxin without limitation. As of January 29, 2022, the date of the termination of the E&Y engagement, E&Y’s audit was still at a preliminary stage and they had not yet completed a meaningful portion of the 2021 audit work, including the audit of the aforementioned transaction.

The Company is working closely with both E&Y and Haoxin to ensure a seamless transition. The Company would like to express its sincere gratitude to E&Y for its high-quality services rendered to the Company during its engagement.

About Onion Global Limited

Onion Global Limited (NYSE: OG) is a next-generation lifestyle brand platform that incubates, markets and distributes the world’s fresh, fashionable and future brands, which we refer to as “3F brands,” to young people in China and across Asia. The Company’s mission is to be the dream factory of lifestyle brands for young people. The Company’s platform offers an integrated solution to develop, market and distribute new and inspiring branded products, thereby reshaping the lifestyle shopping and consumer culture in China. Onion Global Limited has been listed on New York Stock Exchange since May 2021.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements which are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

In China:

Onion Global Ltd.

Investor Relations

E-mail: ir@msyc.cc

Christensen

Mr. Eric Yuan

E-mail: eyuan@christensenir.com

Tel: +86-10-5900-1548

In United States:

Christensen

Ms. Linda Bergkamp

E-mail: lbergkamp@christensenir.com

Tel: +1-480-614-3004